Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-170609) pertaining to the registration of certain securities and Forms S-8 (File Nos. 333-147830, 333-159132, 333-165436, 333-176760 333-181280, 333-187052, and 333-190572) pertaining to the Amended and Restated 2003 Incentive Compensation Plan, 2007 Equity Incentive Plan and 2013 Employee Stock Purchase Plan of Limelight Networks, Inc. of our reports dated February 20, 2014, with respect to the consolidated financial statements and schedule of Limelight Networks, Inc., and the effectiveness of internal control over financial reporting of Limelight Networks, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2013.
/s/ Ernst & Young LLP

Phoenix, Arizona
February 20, 2014